CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

September 29, 2010

Via EDGAR & Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Peggy Kim
Special Counsel – Office of Merges & Acquisitions

Re:	CopyTele, Inc.
Definitive Proxy Statement on Schedule 14A
Filed September 27, 2010

Dear Ms. Kim:

This letter sets forth the responses of CopyTele, Inc. (“CopyTele” or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated September 28, 2010 (the "Comment Letter") with respect to the Company’s 2009 Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

We have reproduced below in italics the Staff's comments set forth in the Comment Letter.  Immediately following the comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers in the Staff's comments in the Comment Letter.

1.           Comment:   We note the Committee to Enhance Copytele filed a preliminary proxy statement on May 28, 2010, so it appears that Copytele was aware of the Committee to Enhance Copytele’s intent to nominate directors.  It appears that Copytele should have filed its proxy statement in preliminary form.  See Rule 14a-6(a) and Telephone Interpretation G.2. in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please explain supplementally why you believe the company was eligible to file its proxy statement in definitive form under Rule 14a-6(a)(1) when the staff has stated publicly that it is inconsistent with Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition.

Securities and Exchange Commission
September 29, 2010

Response:  As discussed with the Staff, the Company does not believe that it is necessary to include in its proxy materials a reference to the solicitation in opposition by the Committee to Enhance CopyTele (the “Committee”) for several reasons.

First, while the Committee did file preliminary soliciting materials on May 28, 2010 and related materials on May 28, 2010 (Schedule 13D) and June 1, 2010 (additional soliciting materials), and did make certain demands to inspect the Company’s books and records at or about the same time, to the best knowledge on the Company, the Committee has not taken any action to pursue such solicitation.   In addition, the last written communications with the Committee were on or about June 16, 2010 and July 8, 2010 when the Committee proposed settlements, which in each case were rejected by the Company.  Given that almost four months have elapsed since the last public filings by the Committee and almost three months since any communications with the Committee, the Company believes that it would be inaccurate to state that there was in fact on ongoing solicitation in opposition.

Second, as the Staff is aware, on July 21, 2010, the Committee filed an amendment to its Schedule 13D announcing that Mr. Titterton had resigned from the Committee and withdrawing from a nominee in any consent or proxy statement filed by the Committee and on August 20, 2010, the Company filed a Form 8-K announcing that effective August 16, 2010, the Board of Directors of the Company) appointed Mr. Lewis Titterton to serve on the Company’s Board of Directors.   The decision to re-appointment Mr. Titterton (who had served on the Board from July 1999 to January 2003) to the Board was made after several meetings between Messrs. Titterton and Krusos and was not in settlement of the Committee’s consent solicitation.  We note that while the Committee had ample opportunity in the Schedule 13D and thereafter to reiterate its continued solicitation in opposition it chose to remain silent, which the Company reasonably believed was a clear indication that it had chosen to abandon its solicitation.

Lastly, the preliminary materials filed by the Committee in May 2010 were in the form of a consent solicitation and did not relate to a solicitation of proxies for the Company’s annual meeting.  While the Committee had ample opportunity to propose candidates to the Board to be included in the Company’s consideration of nominees or to otherwise provide notice to the Company that it intended to conduct a proxy solicitation in opposition at the upcoming Annual Meeting it has not done so and instead remained completely silent, which the Company believes further reinforces the evidence that the Committee has no current intention to pursue  any solicitation in opposition and for the Company to disclose otherwise would be misleading.

As the Company has scheduled its Annual Meeting for October 26, 2010 and would like to mail its materials at the earliest possible date so as to give stockholders as much advanced notice prior to the date of the meeting, we would greatly appreciate a response at your earliest convenience.

Securities and Exchange Commission
September 29, 2010

Please call me at (631) 549-5900 or Michael Schwamm of Duane Morris LLP, counsel to the Company, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,
/s/ Denis A. Krusos
Denis A. Krusos
Chairman of the Board and
Chief Executive Officer

cc:           Michael D. Schwamm, Esq./Duane Morris, LLP

3